From the Desk of

Laurence J. Pino, Esquire

May 23, 2023

Via Edgar and E-mail

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	ILS Fixed Horizon LLC Tier 2 Regulation A Offering Submission

ILS Fixed Horizon LLC

Response to SEC Letter Dated March 4, 2023

Filed May 24, 2023

File No. 024-12055

Dear Ruairi Regan, Esq.,

Thank you for your response regarding our Firm’s submission of ILS Fixed Horizon LLC (the “Company”) Form 1-A submission made as of November 10, 2022, File No. 024-12055. This letter serves to acknowledge our receipt of your Letter dated April 20, 2023 addressed to Tom Berry, Chief Executive Officer of the Company.

Our law firm serves as Counsel for ILS Fixed Horizon LLC, and in that capacity, have reviewed your Letter and are now providing our responses in the context of this Letter. We also advise here that the changes to the Offering Circular have moved around the page numbering mentioned in the Letter we received, and so we have updated this Letter with the headings containing the most recent page numbers for each section, for convenience of access.

Offering Statement on Form 1-A

Cover Page

1.	Although we previously mentioned the intention to keep the Offering active for a period of at least five years, we understand that, in accordance with Rule 251(d)(3)(i)(F), securities may only be offered and sold if not more than three years have elapsed since the initial qualification date of the offering statement under which they are being offered and sold. We would like to clarify that the Manager will only sell securities for three years from the date of qualification, in compliance with Rule 251(d)(3)(i)(F). The reference to the five-year period was based upon the fact that depending on the class purchased, some investors would have been guaranteed the rate of return mentioned in the Offering Circular for a period of five years. For example, the Class C1 Units have their Interest Payments “locked-in” at the specified 7% per annum for a period of five years. The Class A1 Units, for example, have their Interest Payments “locked-in” at the specified 5% per annum. However, the Capital Contribution Investors make into the Company are withdrawable at the following timelines: 60-days for the Class A Units, 180 days for the Class B Units, and 360 days for the Class C Units. We regret any confusion our prior omission has caused, and are happy to provide further clarification as necessary.

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2.	We understand your concerns about the relationship between the debt units being secured by the underlying notes and the statement that an investment will not be secured by any Company Loans. We have revised our Offering Circular to address this issue and provide clarity. In the revised Offering Circular, we have clarified that only the interest payments are subject to the discretion of the Manager. The principal repayments, however, are not subject to the Manager's discretion and are anticipated to be paid as per the terms specified in the Offering Circular. The reason for allowing the Manager discretion over interest payments is to ensure that the Company can continue operations during a liquidity crunch. For example, the Manager may temporarily pause interest payments for a period if there is not enough cash on hand. In such a case, the unearned interest payment would roll over to the following period, ensuring that investors eventually receive the interest owed to them. We have updated the relevant sections of the Offering Circular to reflect these changes and provide a clear understanding of the terms and conditions associated with the debt units. We hope this addresses your concerns and clarifies the nature of the investment for potential investors.

3.	We understand your concerns and have made the necessary revisions to address them. First, we have corrected the statement regarding the initial filing date of Form 1-A. We now indicate that the Offering was initially filed with the SEC on November 10, 2022, and subsequently amended on February 6, 2023. Next, we have removed the phrase "for qualification" from our statement, as we understand that the offering statement is still under review and will only become qualified after the review process is complete. Lastly, we apologize for the error in our reference to "Shares" in connection with our offering of Debt Units. We have revised our statement to accurately reflect the termination of the Offering. We have additionally updated the Offering Circular with these revisions to ensure accurate and clear information for potential investors. We appreciate your guidance and the opportunity to address these concerns.

4.	The Cover Page of the Offering Circular has been revised to account for the full mailing address of the principal executive offices, along with the phone number and website address.

5.	We have revised the Offering and clarify here that the Manager may only decline to make interest payments on the Units, and then only if the Company does not have adequate cash reserves to make the payment and still function suitably. This decision to withhold payment is what is ultimately within the discretion of the Manager, however, the Manager cannot simply change the foundational terms of the securities themselves. As such, we believe that this is not an impermissible delayed offering under Rule 251(d)(3)(i)(F) of Regulation A.

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6.	We are unable to comply with this request because the Cover Page has no room to insert all of these factors, thus we have included them on the page immediately thereafter. We have removed all references to the Manager being able to unilaterally change the securities, and now have clarified to mean that the Manager may only pause interest payments in times of a liquidity crunch. These are the Risk Factors included on the page immediately following the Cover Page;

a.	Investing in the Debt Units involves a risk that all debt payments, including interest payments, are subject to the discretion of the Manager. This means that the Manager may, at their sole discretion, temporarily pause or defer interest payments if they determine it to be in the best interest of the Company, such as during periods of financial stress or liquidity crunch. While the unearned interest payment would roll over to the following period, this discretion may result in uncertainty and delays for Debt Unit Holders in receiving their expected returns.

b.	Numerous conflicts of interest may arise between the Company, Company management, Company affiliates, and Debt Unit Holders. There are several potential conflicts of interest between the Company, its management, its affiliates, and Debt Unit Holders. Company affiliates may be compensated to provide various services, including the investment of assets, conducting due diligence on borrowers, and selling loans. These relationships may create situations where the interests of the Company, its management, and its affiliates do not align with the interests of Debt Unit Holders. In such cases, the Company's decision-making process may be influenced by these conflicts of interest, which could negatively impact the Debt Unit Holders' returns and the overall performance of the Company.

We did not include the risk factor related to the Manager being able to make changes to the Debt Units, as we have removed all such references from the Offering Circular. We regret our inadvertent error in not specifying that only the Interest Payments, and then only in times of insufficient cash-on-hand for the Company, are subject to the discretion of the Manager.

7.	We have added the following footnote to the table to address the comment: "Debt Unit investors should be aware that they may not be able to withdraw their debt units from the Company, and they may not be able to liquidate their debt unit interests. Debt investors may have to hold the debt units for an indefinite period of time or have the debt units sold for less than their initial contribution. There are no assurances that debt investors can withdraw funds at the specified time frames of 60 days, 180 days, or 365 days after the initial capital contribution is received by the Company. The 1, 3, and 5 year periods mentioned in the Offering refer to the length of time that the Manager will pay the Interest Payments to Investors, should they decide to keep their funds in the Offering. It is a lock-in period on the payment received, not on their Capital Contributions, which may be withdrawn at 60, 180, or 365 days, depending on the class." We hope that this footnote provides the necessary clarification for potential investors regarding the liquidity and withdrawal restrictions associated with the Debt Units.

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Offering Circular Summary, page 15

8.	We understand your concerns and have updated our Offering Circular to provide additional information. The Affiliate from which the Company primarily intends to purchase Notes is ILS Lending LLC. The goal of the Manager is to consolidate past existing Offerings into this one, and as such, the majority of the Notes will be allocated to the Regulation A Offering this Letter is in response to. Ultimately, the plan is for all new Notes to be issued under the Regulation A Offering. The determination of which Notes will be allocated to the Company rather than other affiliates will be based on a predefined set of criteria, including the size of the Offering, the risk profile of the Notes, and the Company's financial position. This process ensures that the Notes allocated to the Company are appropriate for the Offering and in line with investor expectations. The terms under which the Company will purchase the Notes from the Affiliate include the following:

a.	The purchase price of the Notes will be based on their fair market value at the time of the transaction.

b.	The Company and the Affiliate will enter into a Master Loan Purchase and Sale Agreement, which will outline the terms and conditions of the Note purchases, including any representations, warranties, and covenants made by each party. To provide greater clarity to investors, we have attached the Master Loan Purchase and Sale Agreement as well as a package of the Transactional Documents being used as two separate exhibits.

We have included the above information in our Offering Circular to ensure transparency and to provide potential investors with a clear understanding of the relationship between the Company and the Affiliate, as well as the terms under which the Notes will be purchased.

9.	We have made the following revisions to our Offering Circular in response to your comments:

a.	We have removed all references to “Sponsor” and only refer to the “Manager” throughout. We have further ensured that all defined terms are identified when they are first used throughout the Offering Circular.

b.	To better illustrate the relationships and interactions between the Company and its affiliates, we have added a diagram in the Offering Circular. This diagram provides a visual representation of the roles and functions of each entity within the business structure, including the Company, ILS Lending LLC, Pearl Funding LLC, and any other relevant affiliates.

c.	We have provided clarification on how the Company management will decide which loans to provide to which borrowers. The decision-making process will involve a comprehensive evaluation of each borrower's creditworthiness, financial stability, and the specific terms of the loans, such as interest rates, maturity dates, and collateral requirements. Company management will work closely with ILS Lending LLC and Pearl Funding LLC, the originators of the notes, to ensure that the loans provided align with the Company's investment objectives and risk tolerance.

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By incorporating these revisions into our Offering Circular, we hope to provide potential investors with a clearer understanding of the Company's business structure and operations, as well as the decision-making process behind the allocation of loans to borrowers.

Classes of Units Offered, page 16

10.	We appreciate your comments and have revised our disclosure in the Offering Circular to address your concerns. The revised disclosure now includes the following information:

a.	The Debt Units will not have any scheduled principal repayments. The principal amount will remain invested throughout the duration of the Capital Commitment Period.

b.	All interest payments to Debt Unit Holders will be comprised solely of the interest earned on the underlying investments, which will be distributed according to the terms specified in the Offering Circular.

c.	At the end of the Capital Commitment Period, investors will have two options: (a) they can continue rolling their units over, thereby maintaining their investment in the Debt Units, or (b) they can choose to withdraw their funds, subject to the withdrawal terms and conditions outlined in the Offering Circular.

d.	In order to roll their units over, investors will need to provide written notice to the Company before the end of the Capital Commitment Period, indicating their intention to continue their investment. The Company will then reinvest the principal amount in a new or existing investment, in accordance with the terms and conditions specified in the Offering Circular.

By incorporating these revisions, we aim to provide potential investors with a clearer understanding of the terms and conditions associated with the Debt Units, as well as the options available to them at the end of the Capital Commitment Period.

11.	We have revised our Offering Circular to address these inconsistencies and provide clarification on the return of Capital Contribution payments.

The revised disclosure now includes the following information:

a.	The repayment of capital contributions for the different Classes of Debt Units will take place according to their respective terms, as specified in the Offering Circular. Specifically, the repayment periods are 60 days for Class A Debt Units, 180 days for Class B Debt Units and 360 days for Class C Debt Units. We have corrected the inconsistency on page 14, which previously mentioned a 30-day period.

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b.	The return of the Capital Contribution (principal repayment) at the specified time periods for the different Classes of Debt Units is not guaranteed. The actual repayment may be subject to various factors, including the performance of the underlying investments and the overall financial condition of the Company.

c.	The return of the Capital Contribution payments is subject to the discretion of the Manager. The Manager has the authority to defer or modify the repayment schedule if deemed necessary for the best interest of the Company and its investors. In such cases, the Manager will provide appropriate notice and explanation to the Debt Unit Holders.

We hope that these revisions provide a clearer understanding of the terms related to the repayment of capital contributions for potential investors. Please let us know if you have any further questions or require additional clarification.

12.	We appreciate your suggestion and have revised our Offering Circular to provide clarity on the expenses and charges related to the return of Capital Contribution. The updated disclosure now includes the following statement:

"There are no additional expenses or charges for Debt Unit Holders if they request a return of their Capital Contribution prior to reaching the end of the commitment period."

This revision ensures that potential investors are well-informed about the absence of any extra fees or charges in case they decide to request a return of their Capital Contribution before the commitment period ends.

The Offering, page 19

13.	In this context, we intended to refer to the repayment of offering expenses incurred by the Sponsor. We have revised our Offering Circular to provide clarification on this matter.

The revised disclosure includes the following information:

a.	The Manager has paid for certain offering expenses associated with the preparation and filing of the Offering Circular, as well as other related costs, on behalf of the Company.

b.	The total amount of these offering expenses paid by the Sponsor to date is $41,000. This amount will be repaid to the Sponsor by the Company, in accordance with a predefined repayment schedule.

By incorporating these revisions, we aim to provide a clearer understanding of the Sponsor's role in covering offering expenses and the Company's obligation to repay this amount.

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14.	To provide clarity on this matter, we have revised our Offering Circular with the following information:

a.	In the event of bankruptcy, the Debt Unit Holders will hold a subordinated position relative to the Company's other creditors. This means that the Debt Unit Holders' claims will be paid only after the claims of senior creditors have been satisfied.

b.	The determination of the Debt Unit Holders' subordinated position is based on the terms and conditions outlined in the subscription agreements for the Debt Units. These agreements specify that, in the event of the Company's bankruptcy, liquidation, or dissolution, the Debt Unit Holders will have a lower priority than the Company's other creditors when it comes to the distribution of assets.

By incorporating these revisions, we aim to provide potential investors with a clearer understanding of the priority of Debt Unit Holders in bankruptcy situations and the rationale behind this determination.

Risk Factors, page 20

15.	In relation to the Commission’s reissuance of comment 15, we have reviewed our Offering Circular and revised the portion about suspending the Offering. We have eliminated the statement that the Company may suspend the Offering on a temporary basis from time to time as it deems necessary. Our intention is to comply with the rules and regulations applicable to Regulation A offerings, and we do not want our Offering to be viewed as a delayed offering. With this revision, we believe our Offering Circular now aligns with the requirements set forth under Rule 251(d)(3)(i)(F) of Regulation A. Additionally, in response to the inquiry regarding the risk factors, we have revised the titles to more accurately reflect the risks being addressed.

Risks Related to Conflicts of Interest, page 26

16.	The risk factors apply to the Company, and in order to be as comprehensive as possible, we have included references to Company affiliates. For avoidance of doubt, when referencing affiliates we refer to the following entities:

a.	Loan Source LLC

b.	ILS Lending LLC

c.	Pearl Funding LLC

d.	ILS Legacy Holdings LLC

e.	ILS RE Capital LLC

f.	ILS RE Capital II LLC

g.	ILS Growth Fund I LP

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h.	ILS Income Fund I LP

Of these affiliates, Loan Source LLC and ILS Lending LLC are the primary originators of the notes, and so any risk factors applying to the issuance of Notes is dependent on these entities. Pearl Funding LLC also sometimes issues notes, but represents a very small percentage of notes that will be generated. The other entities refer to existing Regulation D Offerings, which will eventually be consolidated in this Regulation A Offering.

Use of Proceeds, page 32

17.	Please revise your disclosure to clarify the approximate amount intended to be used for each purpose. Refer to prior comment 21 and Item 6 of Form 1-A.

	Maximum	Percent
	Offering
	Amount
Gross Offering Proceeds	$75,000,000	100.00%
Less: Commissions(1):	0	0.00%
Available Proceeds	$75,000,000	100.00%
Less Offering Expenses:
Organization and Offering Expenses(2,3)	($35,000)	-0.047%
Working Capital Reserves	($3,750,000)	-5.000%
Advisor Operating Expenses	($20,000)	-0.027%
Net Proceeds to Company from	$71,195,000	94.927%
Offering(4)
Net Proceeds to other persons	N/A	N/A

18.	In response to the comment, we offer the following:

a.	If 10% of the offering is sold: In this case, the company may focus on its most critical operating expenses and allocate the funds to areas such as maintaining essential operations, meeting working capital needs, and servicing existing debt obligations. The company may have to postpone or scale down certain growth initiatives, marketing efforts, or expansion plans.

b.	If 25% of the offering is sold: With a higher percentage of funds raised, the company can allocate resources to a broader range of activities, such as investing in product development, expanding sales and marketing efforts, and pursuing strategic partnerships. However, the company may still need to prioritize and make strategic decisions regarding which initiatives to pursue based on the limited funds available.

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c.	If 50% of the offering is sold: In this scenario, the company will have more flexibility to allocate funds across a wider range of operational and growth initiatives. This may include investments in geographic expansion and hiring additional personnel.

Company Affiliates Current Ownership Interests in Loan Providers, page 34

19.	We understand your concern about consistent terminology throughout the offering circular. To ensure clarity and consistency, we will revise the offering circular and replace any instances of the term "sponsor" with the appropriate term "Company" or any other suitable term that accurately reflects the entity being referred to in each specific context. By making these revisions, we aim to eliminate any confusion and provide potential investors with a clear and accurate understanding of the roles and responsibilities of each party involved in the offering.

Should the Offering meet the Commission’s requirements, we hereby respectfully request qualification upon your review.

Financial Performance of Company Affiliates’ Loans, page 41

20.	Please see the prior performance table, as requested, attached: Using 2023 Q1 Estimating for 2023 Annualized

Affiliate Program	Investment Objective	Investment Strategy	Total Assets	Annualized Return	Income	Expenses
ILS RE Capital	Buy Notes paying > 8%	Buy Notes paying > 8%	$8,549,035	10.237%	$875,160	$629,640
ILS RE Capital II	Buy Notes paying > 8%	Buy Notes paying > 8%	$2,236,442	8.501%	$190,128	$160,452
ILS Growth Fund I LP	Buy Rehab Notes paying > 10%	Buy Rehab Notes paying > 10%	$98,509,227	13.247%	$13,049,191	$1,049,676
ILS Income Fund I LP	Buy NON-Rehab Notes paying > 10%	Buy NON-Rehab Notes paying > 10%	$11,722,977	11.719%	$1,373,784	$67,816

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Compensation of Management and Directors, page 45

21.	The compensation the Manager, and subsequently Donald Sutton and Tom Berry, receives is the actual spread between the interest rates on the offered notes, which essentially represents the profit to the Company after Debt Unit Holders receive their Interest Payments, along with a one (1%) percent Management Fee, which we have included for this Amended Offering Circular. The Manager purchases the notes from an affiliate and then resells them to a third-party at a higher rate. In addition to the actual spread between the interest rates on the offered notes, ILS Lending LLC, Pearl Funding LLC, and Loan Source LLC will receive between $135 and $200 per loan to recover county recording fees and loan document preparation for Note Sales. These entities are managed by Donald Sutton and Tom Berry. However, we anticipate the bulk of this fee to be used towards county recording fees and paying administrative expenses related to document preparation for Note Sales. As such, we do not believe Donald Sutton and Tom Berry will significantly benefit financially from this fee. By disclosing this information, we aim to provide potential investors with transparent and accurate information regarding the compensation structure for Donald Sutton and Tom Berry in accordance with Item 11 of Form 1-A requirements.

Principal Debt Unit Holders, page 46

22.	We have revised the title of this section to accurately reflect that it addresses the beneficial ownership of the Company. Additionally, we have updated the table to the most recent practicable date.

23.	Neither Donald Sutton nor Tom Berry were personally issued shares in this Offering, outside of the one (1%) percent ownership held by the Manager, of which Donald Sutton and Tom Berry own. The only reason for the Manager retaining a stake in the Offering, is for control purposes. As mentioned in Comment 21 above, the Manager, and by extension Donald Sutton and Tom Berry will receive the interest spread on the notes sold, but no other compensation. As this is an LLC, the Manager does not believe that holding an excess amount of one (1%) of the issued units is necessary. There are no other executive officers in the Company outside Donald Sutton and Tom Berry.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, page 47

24.	In response to your request for disclosure of estimated aggregate front-end fees to be paid during the first fiscal year, we can provide the following information: The only front-end fees associated with this Offering are legal and administrative set-up fees. Although all such fees have not been finalized, we estimate their total value as follows:

a.	Legal fees: Approximately $35,000

b.	Administrative expenses (if required): No greater than $15,000

The Manager does not expect significant administrative expenses outside of the legal costs. However, should the Manager require reimbursement for administrative expenses, such as the purchase of office materials and document preparation, it anticipates these fees to be no greater than $15,000. Presently, the Company does not have any such administrative expenses listed.

Assuming the maximum amount is raised and the target leverage is utilized, the estimated aggregate dollar amount of front-end fees to be paid during the first fiscal year would be approximately $50,000 ($35,000 in legal fees + $15,000 in administrative expenses). There are no formalized arrangements for these reimbursements, outside of the Engagement Agreement with the Law Firm, which is a standard hourly arrangement of approximately $365/hour for Associate Attorneys and $725/hour for Partners.

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25.	In response to your request for clarification regarding the process for allocating the interest rate spread to the Manager, we provide the following explanation: The Manager's distribution is derived from the interest rate spread on the notes purchased. This spread is the difference between the interest rate at which the Manager purchases the notes from an affiliate and the interest rate at which the notes are subsequently resold to third-party investors.

To allocate the spread to the Manager, the process is as follows:

a.	The Manager purchases notes from an affiliate at a specified interest rate.

b.	The Manager then resells these notes to third-party investors at a lower interest rate, creating the spread.

c.	The interest rate spread is then allocated to the Manager as part of its compensation for managing the Offering and handling the transactions.

The Manager will not be a party to any note purchase agreement between the Company and the Affiliate. Instead, there will be a separate agreement between the Manager and the Company, which outlines the terms and conditions governing the transfer of the interest rate spread to the Manager. This agreement ensures a transparent and well-documented process for the allocation of the spread. As mentioned earlier in the Letter, we have also amended the Offering to include an annual 1% fee to the Manager on the total Capital Contributions made to the Company. As requested, we have attached the Master Sales Agreement and the Loan Purchase Certificate, which are the documents the Manager will use to purchase Notes from an Affiliate, and the Company shall then resell those same notes.

26.	In response to your concerns regarding the disclosure of multiple fees and the Manager's discretion, we have revised the Offering Circular to clarify the fee structure and the role of the Manager. We apologize for any confusion our previous disclosures may have caused and appreciate your guidance in this matter. The Offering Circular now states that the Manager will not exercise sole and absolute discretion over the timing and amount of any fees. Our previous disclosure was an inadvertent error, and we regret any inconsistencies it may have caused. The Manager's primary source of compensation will be the interest rate spread on the notes purchased and resold to third-party investors, along with a 1% Management Fee, as indicated above, and in the Amended Offering Circular. The Manager may choose not to keep the spread on the interest rate notes in situations where the Company faces liquidity issues, in order to maintain the financial stability of the Company.

We have updated the relevant sections of the Offering Circular, including the cover page, summary, and risk factor disclosure, to provide clear and prominent information about the fee structure and the Manager's role in determining fees. The previous disclosure mentioning the 5% number ($3,750,000) and the Manager's sole and absolute discretion in deciding the timing and amount of fees has been removed. As such, there is no need to file an agreement setting forth the 5% expenses number as an exhibit. We hope these revisions address your concerns and provide a clearer understanding of the fee structure and the role of the Manager in our Offering.

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DEBT UNIT HOLDERS RIGHTS UNDER THE COMPANY, page 50

27.	We have revised the Subscription Agreement and the Operating Agreement to account for the revised description of the terms of indebtedness, and reattached as exhibits. Please keep in mind that since this is an offering of debt units, the Debt Unit Holders are not mentioned in the Operating Agreement, as the only Members of the Company are the Manager and Common Member, as indicated. The Debt Unit Holders have the rights to the Interest Payments as indicated in the Offering Circular, but do not maintain any membership in the Company. Please see the updated exhibits with the following language included:

a.	Class A1 & A2 Debt Unit Holders may withdraw their Initial Capital Contribution, upon written request to the Manager, after sixty (60) days of initial receipt of that same Initial Capital Contribution by the Company.

b.	Class B1 & B2 Debt Unit Holders may request a withdrawal of their Initial Capital Contribution, upon written request to the Manager, after one hundred eighty (180) days of initial receipt of that same Initial Capital Contribution by the Company.

c.	Class C1 & C2 Debt Unit Holders may request a withdraw of their Initial Capital Contributions, upon written request to the Manager, after twelve (12) months of initial receipt of that same Initial Capital Contribution by the Company.

28.	In response to your request for clarification, we have revised the Offering Circular to better explain the allocation of income and gain to both Common Members and Debt Unit Holders. The income and gain allocated to Debt Unit Holders are specifically in the form of interest payments on their invested capital. These interest payments are generated from the spread between the interest rates on the underlying notes purchased by the Company and the rates offered to Debt Unit Holders. It is correct that Debt Unit Holders do not have an ownership interest in the Company, as they are not considered equity holders. Their involvement with the Company is limited to their investment in Debt Units and the subsequent interest payments they receive. The Common Members, on the other hand, hold ownership interests in the Company and are entitled to the residual income and gains after the interest payments have been made to the Debt Unit Holders.

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Mandatory Binding Arbitration, page 54

29.	We have included references to the mandatory arbitration provisions in both the Operating Agreement and Subscription Agreement within the Offering Statement. The mandatory arbitration provision in the Operating Agreement can be found in Section 15.14. For the Subscription Agreement, the mandatory arbitration provision is located in Section 5.6. It is important to note here that the Debt Unit Holders are not Members in the Company but merely have a right to the Interest Payments as indicated in the Offering Circular. As such, the binding arbitration provision in the Operating Agreement applies only to the Members of the Company, which are the Manager and Common Member. However, the arbitration provision, identical to the one in the Operating Agreement, is also found in the Subscription Agreement and that is applicable to the Debt Unit Holders who invest in the Company via this Regulation A Offering. We believe that these references provide clarity on the arbitration provisions and their respective locations within the agreements.

Signatures, Page 60

30.	In response to your request, we have revised the signature sections to conform to the format in Form 1-A. Please find the updated signature section below:

This offering statement has been signed by the following persons in the capacities and on the dates indicated:

Tom Berry, Chief Executive Officer

Date: 5-12-2023

Donald Sutton, President & Chief Financial/Accounting Officer

Date: 5-12-2023

This revised signature section now includes the persons and capacities noted in Instruction 1 in the Instruction to Signatures in the Signatures section of Form 1-A.

Exhibits

31.	We have revised the Legal Opinion as to the legality of the securities covered by the Offering Statement and furthermore, to account for any changes that were made to the Offering Circular during the last round of comments from the Commission.

32.	We have included the following as exhibits:

a.	Operating Agreement: this outlines the rights of the debt unit holders. There are no other documents outlining those rights outside of the Offering Circular, which makes reference to the Operating Agreement.

b.	The Articles of Organization as an Exhibit.

c.	A revised Subscription Agreement which accounts for the addition of the mandatory arbitration provision, and complies with the other comments made by the Commission.

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There are no other documents that we believe are missing from the Offering Circular. All references to additional agreements between the Manager and affiliates in the comments were addressed, and there are no formal note-purchase agreements between the entities, as they are all controlled by the same individuals, Donald Sutton and Tom Berry.

Should the Offering meet the Commission’s requirements, we hereby respectfully request qualification upon your review. If you should require any additional information or clarification, please do not hesitate to contact me at (407) 425-7831.

Sincerely,

/s/ Laurence J. Pino, Esq., for the firm

PINO LAW GROUP PLLC

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